

May 18, 2005

via facsimile and U.S. mail
Mr. David C. Freydenlund
1050 17th Street, Suite 950
Denver, CO 80256

Re: **International Uranium Corporation**
Form 20-F for the year ended September 30, 2004
File No. 0-24443

Dear Mr. Frydenlund:

We have reviewed the above filings and have the following comments. Our review has been limited to your financial statements and the related disclosures in Management's Discussion and Analysis. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

20-F for the year ended September 30, 2004

Controls and Procedures, page 73

1. We note your statement in paragraph (a) that your CEO and CFO have reviewed the Company's effectiveness of disclosure controls and procedures, "based on an evaluation conducted on February 10, 2005..." Further, we note your statement in paragraph (d) that there have been no "significant changes" in your "internal controls" or in other factors that could "significantly affect" these controls subsequent to February 10, 2005. However, paragraph (d) of Item 15 of Form 20-F requires that disclosure of *any* change in the registrant's "internal control over financial reporting" identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred *during the period covered by the annual report* that has "materially affected, or

is reasonably likely to materially affect, the registrant's internal control over financial reporting." As such, we believe you should revise your disclosures as appropriate.

Financial Statements

Auditors' Report, page F-1

2.   We note the statement that your independent accountants conducted their audits in accordance with Canadian GAAS. However, PCAOB Auditing Standard No. 1 requires that an auditor's report issued in connection with any engagement performed in accordance with the auditing and related professional practice standards of the PCAOB state that the engagement was performed in accordance with "the standards of the Public Company Accounting Oversight Board (United States)." Refer to Release No. 34-49707 dated May 14, 2004. As such, please ask your auditors to revise their opinion.

3.   We note that your auditors have not been identified in the report included with your filing. Please amend your filing to comply with the guidance in Rule 2-02(a)(2) of Regulation S-X, applicable by way of Instruction 2 to Item 8.A.2 of Form 20-F.

Closing Comments

As appropriate, please amend your filing(s) and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendment(s) to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment(s) and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing(s);

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing(s) or in response to our comments on your filing(s).

You may contact Tracie Towner at (202) 824-5673 or, in her absence, Karl Hiller at (202) 942-1981 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1870 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director